Exhibit 12
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DISTRIBUTIONS
(In Thousands, Except Ratios; Unaudited)

	Nine Months Ended	Fiscal Year Ended April 30,
	January 31, 2014	2013	2012	2011	2010	2009
Earnings
Income from continuing operations	$11,132	$20,677	$8,644	$4,679	$5,710	$8,913
Add:
Combined fixed charges and preferred distributions (see below)	55,721	73,657	68,172	64,954	71,497	72,027
Less:
(Income) loss noncontrolling interests – consolidated real estate entities	(808)	(809)	(135)	180	(22)	40
Interest capitalized	(2,139)	(742)	(571)	(57)	(19)	(912)
Preferred distributions	(8,636)	(9,229)	(2,372)	(2,372)	(2,372)	(2,372)
Total earnings	$55,270	$83,554	$73,738	$67,384	$74,794	$77,696

Fixed charges
Interest expensed	$44,946	$63,686	65,229	62,525	69,106	68,743
Interest capitalized	2,139	742	571	57	19	912
Total fixed charges	$47,085	$64,428	$65,800	$62,582	$69,125	$69,655
Preferred distributions	8,636	9,229	2,372	2,372	2,372	2,372
Total combined fixed charges and preferred distributions	$55,721	$73,657	$68,172	$64,954	$71,497	$72,027

Ratio of earnings to fixed charges	1.17x	1.30x	1.12x	1.08x	1.08x	1.12x
Ratio of earnings to combined fixed charges and preferred distributions	$(451)	1.13x	1.08x	1.04x	1.05x	1.08x